[Willkie Farr & Gallagher LLP Letterhead]

February 5, 2014

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549
Attention: James O’Connor, Esq.

Re:	SunAmerica Specialty Series (the “Registrant”)
Response to Staff Comments on Post-Effective Amendment No. 42 to Registration Statement on Form N-1A
Securities Act File No. 333-111662
Investment Company Act File No. 811-21482

Dear Mr. O’Connor:

This letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the undersigned on January 6, 2014, regarding Post-Effective Amendment No. 42 to the Registrant’s Registration Statement on Form N-1A under the Securities Act of 1933, as amended, and Amendment No. 42 to the Registrant’s Registration Statement under the Investment Company Act of 1940, as amended (the “1940 Act”) (the “Amendment”).  The Amendment contains the prospectus and statement of additional information (“SAI”) for the SunAmerica Small-Cap Fund (the “Fund”), a new series of the Registrant.

For your convenience, the substance of the Staff’s comments has been restated below to the best of the Registrant’s understanding. The Registrant’s responses to each comment are set out immediately under the restated comment.  Defined terms, unless otherwise defined herein, have the meanings given them in the Amendment.

I.                                        Prospectus

Comment 1:

The Staff requests the Fund to delete the second footnote in the section captioned “Fees and Expenses of the Fund” as it is neither permitted nor required by Item 3. See General Instruction C.3.(b) to Form N-1A. The Staff notes specifically that with respect to the first sentence, the footnote is not permitted if no number is shown in the table for the Class A contingent deferred sales charge (“CDSC”). Otherwise, because the CDSC only applies to a limited group of potential investors (i.e., purchasers of $1 million or more of Class A shares and only if these shares are sold within 24 months of purchase), this information properly belongs in the Item 12(a) disclosure.

Response:

The Registrant respectfully declines to make the requested change. The Registrant believes that the current disclosure may be material to an investor’s investment decision and notes that other fund complexes that have filed registration statements in accordance with amended Form N-1A include similar disclosure as footnotes to their fee tables.(1) In particular, the Registrant believes that it is appropriate for investors contemplating the purchase of shares to be aware of potential fees to which they may become subject as a result of an investment in the Fund. The footnote alerts shareholders to an important exception to the general fact that Class A shares lack a CDSC. Please also note that similar disclosure is included elsewhere in the Prospectus in accordance with Item 12(a) of Form N-1A.

Comment 2:

In the section captioned “Fees and Expenses of the Fund,” the Staff asks the Fund to confirm that the Board has no intention to terminate the waiver within a year from the effective date of the registration statement.

Response:	The Registrant confirms that the Board has no present intention to terminate the waiver within a year from the effective date of the registration statement.

Comment 3:	In the subsection captioned “Portfolio Turnover,” insert the following at the end of the last sentence: “but the Fund’s strategy may result in high portfolio turnover.”

Response:	The requested change has been made.

Comment 4:

In the section captioned “Principal Investment Strategies and Techniques of the Fund,” the Staff notes that the Fund may use the market cap maximum or range of an index as a definitional proxy for a market cap stock, but only as of the index’s most recent reconstitution date.

Response:

The Fund respectfully declines to make the requested change. The Fund notes that the Frequently Asked Questions about Rule 35d-1, which states that the terms “small-cap,” “mid-cap” and “large-cap” are subject to Rule 35d-1 under the 1940 Act, further states that “an investment company may use any reasonable definition of these terms and should define these terms in its discussion of its investment objectives and strategies in its prospectus.”(2)  The Fund respectfully submits that it has used a reasonable definition of “small-cap” by referring to the Russell 2000 Index and that Rule 35d-1 does not require the market capitalization range of an index to be measured only at its most recent reconstitution date.

(1)                                 See, e.g., BlackRock Focus Growth Fund, Inc., Registration Statement filed on Form N-1A on December 30, 2013 (http://www.sec.gov/Archives/edgar/data/1097293/000089109212007711/e50299_485bpos.htm).

(2)                                 Frequently Asked Questions about Rule 35d-1 (Dec. 4, 2001).

Comment 5:

In the last paragraph of the section captioned “Principal Investment Strategies and Techniques of the Fund,” the Staff asks whether investors will be given any notice of changes to the Fund’s investment objective, principal investment strategies and principal investment techniques and if so, how much notice will be given to shareholders.

Response:

The Fund has not added disclosure regarding any notice to be given in the event of a change in the Fund’s investment objective, strategies and techniques, as the Fund’s ability to change its investment objective, strategies and techniques without shareholder approval is not subject to any specific notice requirement. It is the intention of the Fund, however, to provide shareholders with information regarding changes to its investment operations through supplements to its prospectus and/or SAI as appropriate. The Fund further notes that any changes to its 80% test require at least 60 days’ advance notice to shareholders pursuant to Rule 35d-1 under the 1940 Act.

Comment 6:

In the first paragraph of the subsection captioned “Fund Highlights — Micro-Cap Sleeve,” the Staff requests a definition of equity securities and notes that previous disclosure indicates that the Fund will invest “primarily” in common stocks. The Staff further asks whether the Fund will invest in other kinds of equity securities.

Response:

The Fund notes that a definition of “equity securities” appears in the section captioned “Glossary” and includes, in addition to common stocks, convertible bonds, convertible preferred stock, rights and warrants. The term “equity securities” has been changed to “common stocks” in the first sentence of this section.

Comment 7:	In the first paragraph of the subsection captioned “Fund Highlights — Micro-Cap Sleeve,” the Staff notes that if the Fund may concentrate investments the required disclosure must be added.

Response:	The Fund does not intend to concentrate its investments in any particular industry. Accordingly, the Fund has not disclosed a policy regarding concentration.

Comment 8:

In the first paragraph of the subsection captioned “Fund Highlights — Principal Risks of Investing in the Fund,” the Staff asks whether the Fund’s shares are sold through insured depository institutions and notes that if they are not, the statement that “[s]hares of the Fund are not bank deposits and are not guaranteed or insured by any bank, government entity or the Federal Deposit Insurance Corporation” is not required. See Item 4(b)(1)(iii) of Form N-1A. The Staff further notes that if the Fund’s shares are sold through insured depository institutions, this statement should also be included on the front cover.

Response:

The Fund’s shares may be sold through insured depositary institutions and has included the disclosure in response to Item 4(b)(1)(iii) of Form N-1A. The disclosure is not required by Item 1(a) of Form N-1A to appear on the front cover page. As a result, the Fund respectfully declines to make the suggested change.

Comment 9:	In the subsection captioned “Fund Highlights — Principal Risks of Investing in the Fund- Index Risk,” the Staff asks the Fund to add the required disclosure if the Fund is non-diversified.

Response:	The Fund is diversified under the 1940 Act. See the subsection “Investment Objectives and Policies — Diversification” in the SAI.

Comment 10:

In the subsection captioned “Principal Risks of Investing in the Fund — Stock Market Volatility and Securities Selection,” the Staff notes that while the disclosure states that the Fund invests primarily in equity securities, previous disclosure states that the Fund will invest primarily in common stocks. The Staff asks the Fund to identify any other kinds of equity securities that the Fund may invest in as part of its principal investment strategy.

Response:

As noted above in response to Comment 6, a definition of “equity securities” appears in the section captioned “Glossary” and includes, in addition to common stocks, convertible bonds, convertible preferred stock, rights and warrants.

Comment 11:

In the subsection captioned “Principal Risks of Investing in the Fund — Stock Market Volatility and Securities Selection,” the Staff notes that based on the apparently blended style used by Cadence, one of the Fund’s subadvisers, there should be some description of the risks of the value style.

Response:	The requested change has been made.

Comment 12:

The Staff requests the deletion of the following disclosure from the section captioned “Performance Information”: “The Fund has not been in operation for a full calendar year.” The Staff comments that this statement does not appear to be logical. The fact that the Fund has not been in operation for a full year would not necessarily mean that it would not have performance information since it commenced operations.

Response:	The requested change has been made.

Comment 13:

In the section captioned “Performance Information,” the Staff requests that the sentence stating that “As a result, no performance information is available” be amended as follows: “As of the date of this prospectus, the Fund has not commenced operations and no performance is available.” The Staff further comments that if applicable, a statement explaining that updated performance information is available and providing a web site address and/or toll-free (or collect) telephone number where the updated information may be obtained should be added. See Item 4(b)(2)(i) of Form N-1A.

Response:	The requested changes have been made.

Comment 14:

In the section captioned “Shareholder Account Information — How to Buy Shares (Classes A and C)”, the Staff requests that the reference to Class C should be deleted because the Fund does not currently offer Class C shares. The reference to Class C in the first sentence of the disclosure in this section should also be deleted.

Response:	The Fund has determined to offer Classes C and W at its commencement of operations. The appropriate changes have been made to the prospectus and SAI.

Comment 15:

In the section captioned “More Information About the Fund,” the Staff states that the disclosure reverses the normal order, as follows: Item 4 disclosure should summarize the principal investment strategies and the Item 9 disclosure should provide additional information about those principal strategies. The Staff states that to the extent that the disclosure in this section adequately describes the Fund’s principal strategies and risks, this outline could be the Item 4 disclosure. The Staff further states that the disclosure about non-principal strategies and risks belongs in the SAI. The Staff notes that information included in response to Items 2 through 8 need not be repeated in the statutory prospectus. See General Instruction C.3.(a) to Form N-1A. However, the Staff states that neither the Fund’s summary prospectus nor this outline include certain information required by Item 9. The Staff requests the Fund to address whether the Fund will take temporary defensive positions. The Staff further states that the Item 4 disclosure arguably does not sufficiently disclose how the adviser will decide what securities to buy and sell. The Staff further asks the Fund to provide the information on portfolio holdings required by Item 9(d).

Response:

The Fund respectfully declines to make the requested changes. As noted in the Staff comment, General Instruction C.3.(a) to Form N-1A states that information included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus. As a result, the Fund does not believe that it is required to include in the response to Item 9 the disclosure about the Fund’s principal strategies and risks that it has provided in the response to Item 4. In addition, in response to Item 9, the Fund has included disclosure about strategies and risks that it believes to be relevant to a full understanding of its policies but that may involve a smaller percentage of the Fund’s assets than the strategies and risks resulting from its investments in small-cap securities.

The Fund believes that the Item 4 disclosure provides sufficient disclosure of how the adviser will decide what securities to buy and sell. The Fund notes that its Index Sleeve either will invest in all the stocks included in the Russell 2000 Index or will invest in a sampling of those securities that closely approximate the characteristics of the Russell 2000 Index. The disclosure regarding the Micro-Cap Sleeve describes the criteria used by the subadviser to select securities.

The Fund notes that the disclosure about its ability to take temporary defensive proceedings is included in the section captioned “Glossary — Investment and Other Terminology — Defensive investments.” The Fund further notes that the information on portfolio holdings is included in the section captioned “Shareholder Account Information — Transaction Policies — Fund holdings.”

Comment 16:

In the section captioned “More Information About the Fund,” the Staff notes the disclosure about the Fund’s other significant (non-principal) investments and comments that only principal investment strategies are to be discussed in the prospectus. Non-principal strategies and risks are to be discussed in the SAI. See Item 9 of Form N-1A.

Response:

The Fund respectfully declines to make the requested changes. As noted above in the response to Comment 15, the Fund has included in response to Item 9 disclosure about strategies and risks that it believes to be material to an investor’s understanding of its policies but that may involve a smaller percentage of the Fund’s assets than the strategies and risks resulting from its investments in small-cap securities. The Fund believes these strategies and risks should be disclosed in its prospectus rather than its SAI.

Comment 17:

In the section captioned “Glossary — Investment and Other Terminology,” the Staff comments that the statutory prospectus is used for only the Fund, but that the glossary defines terms that have not been used elsewhere in the summary or statutory prospectus. The Staff further notes that there has been no mention of defensive strategies (although there should have been in as Item 9 disclosure); derivatives; or ETFs. The Staff further asks why, if the Fund will invest in ETFs, there is no acquired fund fees and expenses item in the fee table. The Staff requests that inapplicable terms be deleted from the glossary and that the terms that relate to principal strategies be included in the prospectus where they belong.

Response:

The Fund respectfully declines to make the requested changes. The Fund submits that the disclosure included in the Glossary provides material disclosure about the Fund’s investment policies, strategies and risks, including derivatives and defensive investing, and therefore should be considered an integral part of its Item 9 disclosure.

The Fund may invest in exchange-traded funds (“ETFs”), but it does not anticipate that its investments in ETFs will cause it to incur acquired fund fees and expenses in excess of 1 basis point. As a result, it has included acquired fund fees and expenses under “Other Expenses” in the fee table.

II.                                   SAI

Comment 18:

In the section captioned “Investment Restrictions,” with respect to the investment restrictions on issuing senior securities, borrowing money and pledging assets (no. 1), concentration (no. 2) and making loans (no. 5), the Staff comments that it is unaware of a regulatory authority, other than the SEC, that has authority to interpret or modify the 1940 Act and that the restrictions are ambiguous. The Staff asks that the restrictions be clarified.

Response:	The Fund respectfully declines to make the requested changes. Courts are among the other authorities having jurisdiction over the Fund that may interpret the 1940 Act.

Comment 19:

In the section captioned “Investment Restrictions,” with respect to the investment restriction on investing in commodities (no. 3), the Staff asks that the restriction be amended to include a reference to the Commodity Exchange Act, as follows (new language underlined): “the Fund may not: buy or sell commodities or commodity contracts or real estate or interests in real estate, except, in each case, as permitted under the 1940 Act and the Commodity Exchange Act, and as interpreted or modified by a regulatory authority having jurisdiction, from time to time.”

Response:

The Fund respectfully declines to make the requested changes. First, in addition to commodities or commodity contracts, the investment restriction addresses the Fund’s ability to invest in real estate or interests in real estate, and investments in real estate or interests therein are not addressed by the Commodity Exchange Act (the “CEA”). Second, the Fund has adopted a fundamental investment restriction regarding commodities to comply with Sections 8 and 13 of the 1940 Act, which make no reference to the CEA. The Fund’s compliance with the CEA is not required to be a fundamental investment policy. The Fund notes that it currently intends to rely on the exclusion from registration as a commodity pool operator in CFTC Rule 4.5.

Comment 20:

With respect to the section captioned “Determination of Net Asset Value,” the Staff notes that Rule 38a-1 under the 1940 Act makes clear that the board must not only approve the Fund’s valuation procedures, but must also regularly review and evaluate the accuracy of such procedures using the appropriate means. See the adopting release for Rule 38a-1, Release No. IC-26299, Compliance Programs of Investment Companies and Investment Advisers (December 17, 2003). See also In the Matter of J. Kenneth Alderman, CPA, et al., Inv. Co. Act Rel. No. 30557 (Jun. 13, 2013) and In the Matter of Northern Lights Compliance Services, LLC, et al., Inv. Co. Act Rel. No. 30502 (May 2, 2013). The Staff asks that the Fund clarify that the board, or the pricing committee by delegation, will periodically review the reliability of the Fund’s valuation procedures as required by Rule 38a-1.

Response:

The disclosure in the subsection of the Prospectus captioned “Transaction Policies — Valuation of shares” states that the Fund’s pricing procedures are “periodically reviewed and approved by the Board.” In addition, the disclosure in the section of the SAI captioned “Determination of Net Asset Value” has been revised to state that the Board periodically reviews and approves the Fund’s pricing procedures.

Should you have any questions concerning the above, please call the undersigned at 212-728-8558.

Very truly yours,

/s/ Dianne E. O’Donnell
Dianne E. O’Donnell

Cc:	Kathleen Fuentes, Esq., SunAmerica Asset Management, LLC
Margery K. Neale, Esq., Willkie Farr & Gallagher LLP
Stacey P. Ruiz, Esq., Willkie Farr & Gallagher LLP